SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                    SMALL BUSINESS ISSUERS UNDER THE 1934 ACT


                              Premier Brands, Inc.
                              --------------------
                 (Name of Small Business Issuer in Its Charter)




         Utah                                                  33-0489616
         ----                                                  ----------
(State or Other Jurisdiction of                              (I.R.S. Employer
Incorporation or Organization)                            Identification No.)




            268 West 400 South, Suite 300 Salt Lake City, Utah 84101
            --------------------------------------------------------
               (Address of Principal Executive Offices) (Zip Code)



                                 (801) 575-8073
                                 --------------
                (Issuer's Telephone Number, Including Area Code)



Securities to be registered under Section 12(b) of the Exchange Act:        None

Securities to be registered under Section 12(g) of the Exchange Act:

Title of Each Class to be so registered:         Common Stock ($0.001 Par Value)

Name of Each Exchange on Which Each Class is to be Registered:              N/A

This form is being filed with the Securities and Exchange Commission in order to become a reporting company under the Exchange Act of 1934 and to maintain the Company's quotation on the OTC Bulletin Board(R) in compliance with National Association of Securities Dealers, Inc. (NASD(R)) Rules 6530 and 6540, which limit quotations on the OTC Bulletin Board(R) (OTCBB) to the securities of companies that report their current financial information to the SEC, banking, or insurance regulators.

                                TABLE OF CONTENTS

                                                                        Page No.
                                     PART I

Item 1.       Description of Business .........................................1

Item 2.       Management's Discussion and Analysis or Plan of Operation .......7

Item 3.       Description of Property .........................................8

Item 4.       Security Ownership of Certain Beneficial Owners and Management ..9

Item 5.       Directors, Executive Officers, Promoters and Control Persons ....9

Item 6.       Executive Compensation .........................................10

Item 7.       Certain Relationships and Related Transactions .................11

Item 8.       Description of Securities ......................................12


                                     PART II

Item 1.       Market for Common Equity and Related Stockholder Matters .......16

Item 2.       Legal Proceedings ..............................................18

Item 3.       Changes in and Disagreements with Accountants ..................18

Item 4.       Recent Sales of Unregistered Securities ........................18

Item 5.       Indemnification of Directors and Officers ......................24


                                    PART F/S

Consolidated Financial Statements - December 31, 1999 and 1998........F-1 - F-16

                                    PART III

Item 1.       Index to Exhibits ..............................................25

Item 2.       Description of Exhibits ........................................27

                                     PART I

ITEM 1.       DESCRIPTION OF BUSINESS

History

Premier Brands, Inc. (the "Company") is currently a shell corporation whose purpose is to identify and acquire a favorable business opportunity with long-term growth potential. The Company was incorporated in the State of Utah on August 6, 1984, under the name North American Clothing Company, Inc. Since its incorporation, the Company has had several names: North American Clothing Company (Aug. 1984 - Sept. 1992); K. Randolph Corporation (Sept. 1992 - Feb.
1995); and Premier Brands, Inc. (Feb. 1995 - Present). Its initial capitalization was 100,000,000 shares of $.001 par value Common Stock. After its incorporation and until August of 1992, the Company was largely inactive and sought opportunities to acquire an existing business.

In September 1992, the Company completed a reorganization (the "Reorganization) with K. Randolph Corporation ("K. Randolph"), a Delaware corporation, owned entirely by the Company's then-President, Keith R. Lipscomb, and organized for the purpose of operating retail stores for children's clothing and toys. As a result of the Reorganization, K. Randolph became a wholly-owned subsidiary of the Company, and the Company changed its name to K. Randolph International, Inc.

Following the Reorganization, the Company owned and operated a retail children's clothing and toy store under the name "The Kids Club" in Fountain Valley, California. However, the Company suffered severe losses and, as a result, closed the retail store in 1993.

Later in 1993, after closing The Kids Club, the Company became involved in marketing animation, as well as in providing financing and refinancing in the real estate mortgage brokerage industry. By the last quarter of 1993, the Company had discontinued these ventures as well to concentrate on the marketing and sales of sports cards and collectibles to the public through direct mail orders.

In 1994, the Company entered into an agreement with The Trading Card Company, a Pennsylvania corporation ("TTCC"), whereby the Company paid TTCC $125,000 cash and issued 559,200 shares of its Common Stock to acquire a sports collectibles customer list of approximately 200,000 customers. Thereafter, on February 27, 1995, the Company's shareholders approved a second name change to Premier Brands, Inc.

On September 25, 1995, the Company entered into an agreement and plan of reorganization with TTCC, whereby the Company acquired the remaining assets of TTCC consisting of approximately $1.5 million in physical inventory of baseball, football and basketball cards as well as the brand name "Front Row." In exchange for these assets, the Company issued TTCC 3,000,000 shares of its Common Stock. Approximately one year later, on August 27, 1996, the Company effected a 1 for 40 reverse stock split. On November 8, 1996, the Company's shareholders approved an Amendment to the Articles of Incorporation which authorized 5,000,000 shares of Preferred Stock with a par value of $.001 per share.

The Company discontinued operations on or about March 27, 1998, when it certified to the IRS that final wages were paid. For the past two years, the Company has had no independent operations or business plan, except those related to the negotiations with and acquisition of F D Import, which are described in the next following paragraphs. The Company is now a shell corporation seeking to acquire a business with long-term growth potential which would contribute value to the Company and its shareholders.

From May to August, 1998, the Company's business plan was to negotiate an acquisition of F D Import & Export Corporation, a New York corporation ("F D Import") which exported Nestle products abroad, particularly to the former Soviet republic of Ukraine. In connection with its plan to acquire F D Import, the Company on June 22, 1998 issued a total of 669,890 shares of its Common Stock at a price of $0.10 per share to a total of 7 investors, 6 of whom were foreign entities, pursuant to Rule 504 of Regulation D.

On September 1, 1998, the Company finalized its Acquisition Agreement with F D Import. According to the Acquisition Agreement, the Company acquired all shares of F D Import in exchange for issuing 10,000,000 shares of Company Common Stock, restricted under Rule 144, to F D Import shareholders.

At a special meeting on September 16, 1998, the Company's shareholders approved the F D Import acquisition and also approved a 60:1 reverse split of the Company's Common Stock, which had been declared by Board resolution to be effective as of August 26, 1998, as part of the F D Import acquisition.

In connection with this acquisition, on September 17, the Company authorized an offering for 4,000,000 shares of Common Stock under Rule 504 of Regulation D. The shares were offered at Ten Cents ($.10) per share so as to raise $400,000, and a Form D to that effect was filed with the SEC on or about September 24, 1998. Proceeds were used to pay additional expenses related to the acquisition of F D Import and to pay off certain Company debts, including a debt to the IRS for unpaid payroll taxes of approximately $87,000. By September 29, 1998, the Company had issued all 4,000,000 shares to six investors, all foreign nationals residing in the Ukraine.

On September 21, 1998, as part of the acquisition of F D Import, the Company paid 150,000 shares of stock, restricted under Rule 144, to Hudson Consulting Group, Inc., for consulting services related to the reverse split of the Company's stock and the Company's preparations for the F D Import acquisition.

After the acquisition of F D Import, the operations of the Company were only those of F D Import. Since the acquisition and the stock issuances related to it, the Company has issued only 2,442 shares of Common Stock to three creditors in settlement of minor debts. However, F D Import's main purpose in agreeing to the acquisition, namely the potential for attracting capital investment into a publicly trading entity, was not fulfilled, as sources of capital did not look favorably on investments in Ukrainian enterprise at the time.

Because the acquisition did not fulfill F D Import's purposes, the Acquisition Agreement of September 1998 was rescinded in a formal Rescission Agreement executed on or about December 2, 1999. As a result of the Rescission Agreement, F D Import returned all 10,000,000 shares of Common Stock to the Company, and those shares were canceled effective December 15, 1999.

General

During the past two years, the Company has attempted to identify and acquire a favorable business opportunity. The Company has reviewed and evaluated a number of business ventures for possible acquisition. The Company has not entered into any agreement, nor does it have any commitment or understanding to enter into or become engaged in a transaction, as of the date of this filing. The Company continues to investigate, review, and evaluate business opportunities as they become available and will seek to acquire or become engaged in business opportunities when specific opportunities warrant.

To date, opportunities have been made available to the Company through its officers, directors and professional advisors (including securities broker-dealers) as well as members of the financial community. It is anticipated that business opportunities will continue to be available primarily from these sources.

To a large extent, a decision to participate in a specific business opportunity may be made upon management's analysis regarding the quality of the other firm's management and personnel, the asset base of such firm or enterprise, the anticipated acceptability of new products or marketing concepts, the merit of the firm's business plan, and numerous other factors which are difficult, if not impossible, to analyze through the application of any objective criteria.

For the past two years, the Company has had no independent business operations, although at the time of its 504 offerings in June and September 1998 it had a specific business plan to acquire F D Import. Despite such plans, the acquisition was rescinded in December 1999, and now the Company is again seeking to acquire an interest in a business with long-term growth potential. The Company currently has no commitment or arrangement to participate in a business and cannot now predict what type of business it may enter into or acquire. It is emphasized that the business objectives discussed herein are extremely general and are not intended to be restrictive on the discretion of the Company's management.

There are no plans or arrangements proposed or under consideration for the issuance or sale of additional securities by the Company prior to the identification of an acquisition candidate. Consequently, management anticipates that it may be able to participate in only one potential business venture, due primarily to the Company's limited capital. This lack of diversification should be considered a substantial risk, because it will not permit the Company to offset potential losses from one venture against gains from another.

Selection of a Business

The Company anticipates that businesses for possible acquisition will be referred by various sources, including its officers and directors, professional advisors, securities broker-dealers, venture capitalists, members of the financial community, and others who may present unsolicited proposals. The Company will not engage in any general solicitation or advertising for a business opportunity, and will rely on personal contacts of its officers and directors and their affiliates, as well as indirect associations between them and other business and professional people. By relying on "word of mouth," the Company may be limited in the number of potential acquisitions it can identify. While it is not presently anticipated that the Company will engage unaffiliated professional firms specializing in business acquisitions or reorganizations, such firms may be retained if management deems it in the best interest of the Company.

Compensation to a finder or business acquisition firm may take various forms, including one-time cash payments, payments based on a percentage of revenues or sales volume, payments involving issuance of securities (including those of the Company), or any combination of these or other compensation arrangements. Consequently, the Company is currently unable to predict the cost of using such services.

The Company will not restrict its search to any particular business, industry, or geographical location, and management reserves the right to evaluate and enter into any type of business in any location. The

Company may participate in a newly organized business venture or a more established company entering a new phase of growth or in need of additional capital to overcome existing financial problems. Participation in a new business venture entails greater risks since in many instances management of such a venture will not have proved its ability; the eventual market of such venture's product or services will likely not be established; and the profitability of the venture will be unproved and cannot be predicted accurately. If the Company participates in a more established firm with existing financial problems, it may be subjected to risk because the financial resources of the Company may not be adequate to eliminate or reverse the circumstances leading to such financial problems.

In seeking a business venture, the decision of management will not be controlled by an attempt to take advantage of any anticipated or perceived appeal of a specific industry, management group, product, or industry, but will be based on the business objective of seeking long-term capital appreciation in the real value of the Company.

The analysis of new businesses will be undertaken by or under the supervision of the officers and directors. In analyzing prospective businesses, management will consider, to the extent applicable, the business's available technical, financial, and managerial resources; working capital and other prospects for the future; the nature of present and expected competition; the quality and experience of management services which may be available and the involvement of that management; the potential for further research, development, or exploration; the potential for growth and expansion; the potential for profit; the perceived public recognition or acceptance of products, services, or trade or service marks; name identification; and other relevant factors. It is anticipated that the results of operations of a specific firm may not necessarily be indicative of the potential for the future because of the requirement to substantially shift marketing approaches, expand significantly, change product emphasis, change or substantially augment management, and other factors.

The Company will analyze all available factors and make a determination based on a composite of available facts, without reliance on any single factor. The period within which the Company may participate in a business cannot be predicted and will depend on circumstances beyond the Company's control, including the availability of businesses, the time required for the Company to complete its investigation and analysis of prospective businesses, the time required to prepare appropriate documents and agreements providing for the Company's participation, and other circumstances.

Acquisition of a Business

In implementing a plan for a particular business acquisition, the Company may become a party to a merger, consolidation, or other reorganization with another corporation or entity; joint venture; license; purchase and sale of assets; or purchase and sale of stock; the exact nature of which cannot now be predicted. Notwithstanding the above, the Company does not intend to participate in a business through the purchase of minority stock positions. On the consummation of a transaction, it is likely that the present management and shareholders of the Company will not be in control of the Company. In addition, a majority or all of the Company's directors may, as part of the terms of the acquisition transaction, resign and be replaced by new directors without a vote of the Company's shareholders.

In connection with the Company's acquisition of a business, the present shareholders of the Company, including officers and directors, may, as a negotiated element of the acquisition, sell a portion or all of the Company's Common Stock held by them at a significant premium over their original investment in the

Company. As a result of such sales, affiliates of the entity participating in the business reorganization with the Company would acquire a higher percentage of equity ownership in the Company. Management does not intend to actively negotiate for or otherwise require the purchase of all or any portion of its stock as a condition to or in connection with any proposed merger or acquisition. Although the Company's present shareholders did not acquire their shares of Common Stock with a view towards any subsequent sale in connection with a business reorganization, it is not unusual for affiliates of the entity participating in the reorganization to negotiate to purchase shares held by the present shareholders in order to reduce the amount of shares held by persons no longer affiliated with the Company and thereby reduce the potential adverse impact on the public market in the Company's Common Stock that could result from substantial sales of such shares after the business reorganization. Public investors will not receive any portion of the premium that may be paid in the foregoing circumstances. Furthermore, the Company's shareholders may not be afforded an opportunity to approve or consent to any particular stock buy-out transaction.

In the event sales of shares by present shareholders of the Company, including officers and directors, is a negotiated element of a future acquisition, a conflict of interest may arise because directors will be negotiating for the acquisition on behalf of the Company and for sale of their shares for their own respective accounts. Where a business opportunity is well suited for acquisition by the Company, but affiliates of the business opportunity impose a condition that management sell their shares at a price which is unacceptable to them, management may not sacrifice their financial interest for the Company to complete the transaction. Where the business opportunity is not well suited, but the price offered management for their shares is high, management will be tempted to effect the acquisition to realize a substantial gain on their shares in the Company. Management has not adopted any policy for resolving the foregoing potential conflicts, should they arise, and does not intend to obtain an independent appraisal to determine whether any price that may be offered for their shares is fair. Stockholders must rely, instead, on the obligation of management to fulfill its fiduciary duty under state law to act in the best interests of the Company and its stockholders.

It is anticipated that any securities issued in any such reorganization would be issued in reliance on exemptions from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of the transaction, the Company may agree to register such securities either at the time the transaction is consummated, under certain conditions, or at specified times thereafter. Although the terms of such registration rights and the number of securities, if any, which may be registered cannot be predicted, it may be expected that registration of securities by the Company in these circumstances would entail substantial expense to the Company.

The issuance of substantial additional securities and their potential sale into any trading market which may develop in the Company's securities may have a depressive effect on such market.

While the actual terms of a transaction to which the Company may be a party cannot be predicted, it may be expected that the parties to the transaction will find it desirable to structure the acquisition as a so- called "tax-free" event under sections 351 or 368(a) of the Internal Revenue Code of 1986 (the "Code"). Under section 351 of the Code, it would be necessary for the owners of the acquired business to own 80% or more of the voting stock of the surviving entity. In such event, the shareholders of the Company would retain less than 20% of the issued and outstanding shares of the surviving entity. Under section 368(a)(1) of the Code, certain business reorganizations between corporate entities where one corporation merges with or acquires the securities of another corporation are given tax-free treatment. Generally, the Company will be the acquiring corporation in such a reorganization, and the tax-free status of the transaction will not depend on the issuance of any specific amount of the Company's voting securities. It is not uncommon, however, that as a negotiated element of a transaction completed in reliance on section 368, the acquiring corporation will issue securities in such an amount that the shareholders of the acquired corporation will hold 50% or more of the voting stock of the surviving entity. Consequently, there is a substantial possibility that the shareholders of the Company immediately prior to the transaction would retain less than 50% of the issued and outstanding shares of the surviving entity. Therefore, regardless of the form of the business acquisition, it may be anticipated that stockholders immediately prior to the transaction will experience a significant reduction in their percentage of ownership in the Company.

Notwithstanding the fact that the Company is technically the acquiring entity in the foregoing circumstances, generally accepted accounting principles will ordinarily require that such transaction be accounted for as if the Company had been acquired by the other entity owning the business and, therefore, will not permit a write-up in the carrying value of the assets of the other company.

The manner in which the Company participates in a business will depend on the nature of the business, the respective needs and desires of the Company and other parties, the management of the business, and the relative negotiating strength of the Company and such other management.

The Company will participate in a business only after the negotiation and execution of appropriate written agreements. Although the terms of such agreements cannot be predicted, generally such agreements will require specific representations and warranties by all of the parties thereto, will specify certain events of default, will detail the terms of closing and the conditions which must be satisfied by each of the parties prior to such closing, will outline the manner of bearing costs if the transaction is not closed, will set forth remedies on default, and will include miscellaneous other terms.

Operation of Business After Acquisition

The Company's operation following its acquisition of a business will be dependent on the nature of the business and the interest acquired. The Company is unable to predict whether the Company will be in control of the business or whether present management will be in control of the Company following the acquisition. It may be expected that the business will present various risks, which cannot be predicted at the present time.

Governmental Regulation

It is impossible to predict the government regulation, if any, to which the Company may be subject until it has acquired an interest in a business. The use of assets and/or conduct of businesses which the Company may acquire could subject it to environmental, public health and safety, land use, trade, or other governmental regulations and state or local taxation. In selecting a business in which to acquire an interest, management will endeavor to ascertain, to the extent of the limited resources of the Company, the effects of such government regulation on the prospective business of the Company. In certain circumstances, however, such as the acquisition of an interest in a new or start-up business activity, it may not be possible to predict with any degree of accuracy the impact of government regulation. The inability to ascertain the effect of government regulation on a prospective business activity will make the acquisition of an interest in such business a higher risk.

Competition

The Company will be involved in intense competition with other business entities, many of which will have a competitive edge over the Company by virtue of their stronger financial resources and prior experience in business. There is no assurance that the Company will be successful in obtaining suitable business opportunities, or in competing with these more established entities.

Employees

The Company is a development stage company and currently has no employees. Executive officers will devote only such time to the affairs of the Company as they deem appropriate, which is estimated to be approximately 20 hours per month per person. Management of the Company expects to use consultants, attorneys, and accountants as necessary, and does not anticipate a need to engage any full-time employees so long as it is seeking and evaluating businesses. The need for employees and their availability will be addressed in connection with a decision whether or not to acquire or participate in a specific business opportunity.

ITEM 2.       MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Plan of Operations

The Company's plan of operations for the coming year, as discussed above, is to identify and acquire a favorable business opportunity. The Company does not plan to limit its options to any particular industry, but will evaluate each opportunity on its merits. The Company anticipates that its current resources, and its owners, affiliates, and consultants will provide it with enough capital to continue operations until the end of the fourth quarter of 2000, but there can be no assurance that this expectation will be fully realized.

Results of Operations

Fiscal Years ending December 31, 1999 and 1998

The Company had no revenue from continuing operations for the period ended December 31, 1999, compared to $101,500 in revenues from net sales for the year ended December 31, 1998.

Selling, general and administrative expenses for the period ended December 31, 1999 were $206,375, compared to $293,018 for the year ended December 31, 1998.

The Company had a net loss of $193,494 for the period ended December 31, 1999, and a net loss of $191,518 for the year ended December 31, 1998. The Company's net losses for fiscal 1999 and 1998 were attributable to the general and administrative expenses set forth above, and were in large part attributable to the expenses surrounding the rescinded acquisition of F D Import.

The Company does not expect to generate any meaningful revenue or incur operating expenses unless and until it acquires an interest in an operating company.

Liquidity and Capital Resources

At December 31, 1999 the Company had one major asset, namely a bank account in the amount of $104,000. The Company is currently authorized to issue 100,000,000 shares of $.001 par value Common Stock and 5,000,000 shares of Preferred Stock. Of these authorized amounts, there were 4,208,319 shares of Common Stock deemed to be issued and outstanding as of December 31, 1999. This amount includes 1,100 shares of common stock which represents the conversion of 22,000 shares of Preferred Stock during 1999. These 22,000 shares of Preferred Stock automatically converted during 1999 into 66,000 shares of Common Stock (at a 1:3 conversion ratio) and were adjusted down to 1,100 shares to reflect a 1:60 reverse split. The conversion of this Preferred Stock has been accounted for in the Common Stock account in the Company's financial statements, since the conversion accrued in 1999. On September 1, 1998, the Company issued 150,000 shares of Common Stock, restricted pursuant to Rule 144, to Hudson Consulting Group, Inc. in order to pay the costs of the F D Import acquisition and to assist it with becoming a reporting company under the Securities Exchange Act of 1934. Management anticipates that becoming a reporting company will increase the number of prospective business ventures that may be available to the Company. Management believes that the Company has sufficient resources to meet the anticipated needs of the Company's operations through at least the fourth calendar quarter of 2000, but there can be no assurances to that effect, as the Company has no revenues and the Company's need for capital may change dramatically if it acquires an interest in a business opportunity during that period.

The Company's current operating plan is to (i) take care of the administrative and reporting requirements of a public company; and (ii) search for potential businesses, products, technologies and companies for acquisition. At present, the Company has no understandings, commitments or agreements with respect to the acquisition of any business, product, technology or company, and there can be no assurance that the Company will identify any such business, product, technology or company suitable for acquisition in the future. Further, there can be no assurance that the Company would be successful in consummating any acquisition on favorable terms or that it will be able to profitably manage the business, product, technology or company it acquires. If the Company is unable to participate in a business venture by the end of the fourth calendar quarter of 2000, it may require additional capital to continue its search for a business venture and avoid dissolution. There is no assurance additional capital will be available to the Company on acceptable terms.

Impact of Year 2000

The Company currently owns no computer equipment and is not dependent on computers for its internal operations. Other than payroll and banking relationships, the Company has no other significant direct interfaces with third party vendors. The Company currently has no operations, and thus is not reliant on any key vendors who may or may not be Year 2000 compliant. Morever, since the passing of the Year 2000, few computer problems have been reported nationally, thus suggesting that the potential for problems into the future is substantially less than expected.

ITEM 3.       DESCRIPTION OF PROPERTY

The Company owns no real property. The Company currently has an oral arrangement with Canton's Commercial Carpet Corporation ("CCCC") of Salt Lake City, Utah (at the address appearing at the front of this registration statement) that its records will be kept at CCCC's offices at no charge, and that the Company's current President will also be permitted to occupy an office and to receive mail at that address with no charge during the next year. The Company does not have any policy with respect to real estate investment, as it has no plans to engage in the business of real estate investment. The Company has no plans to invest in other pieces of real property except as integral to the operations of a business it acquires.

ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT

The following table sets forth, as of December 31, 1999, the number and percentage of outstanding shares of Common Stock which, according to the information supplied to the Company, were beneficially owned by (i) each current director of the Company, (ii) each current executive officer of the Company,
(iii) all current directors and executive officers of the Company as a group, and (iv) each person who, to the knowledge of the Company, is the beneficial owner of more than 5% of the Company's outstanding Common Stock. Percentages are based on 4,208,319 shares of Common Stock deemed to be issued and outstanding as of December 31, 1999. Except as otherwise indicated, the persons named in the table below have sole voting and dispositive power with respect to all shares beneficially owned, subject to community property laws (if applicable).



  Title of Class        Name and Address of Beneficial              Amount and nature of           Percent of Class
                                   Ownership                        Beneficial Ownership
      Common                  Bruce M. Pritchett                             0                            0%
       Stock                (President & Director)
                         268 West 400 South, Ste. 300
                           Salt Lake City, UT 84101
      Common                BonnieJean C. Tippetts                        7,000(1)                       0.2%
       Stock           (Secretary, Treasurer & Director)
                         268 West 400 South, Ste. 300
                           Salt Lake City, UT 84101
      Common                   David M. Wolfson                           9,800(2)                       0.2%
       Stock                      (Director)
                         268 West 400 South, Ste. 300
                           Salt Lake City, UT 84101
      Common              All Executive Officers and                       16,800                        0.4%
       Stock                 Directors as a Group
                         (Pritchett, Tippetts, Wolfson)


(1) None owned in her name personally; all shares owned by A Z Professional Consulting, Inc., of which Ms. Tippetts is the President.

(2) None owned in his name personally; all shares owned by the David Michael Irrevocable Trust, of which Mr. Wolfson is sole beneficiary.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, AND CONTROL PERSONS

The following persons constitute all of the Company's Executive Officers and Directors as of 12/31/99:

     Name                           Age              Position

     Bruce M. Pritchett             34       President/CEO and Director

     BonnieJean C. Tippetts         59       Secretary/Treasurer and Director

     David M. Wolfson               20       Director

All directors and executive officers are elected by the Board and hold office until the next Annual Meeting of stockholders and until their successors are elected and qualify.

     Bruce M.  Pritchett  was  appointed  President,  CEO,  and  Director of the
Company on December 16, 1999. Mr. Pritchett is an attorney whose practice emphasizes securities and corporate law. He is presently corporate counsel for Hudson Consulting Group, Inc., and is listed in Who's Who in American Law. He owned his own private law practice from 1996 to 1998, was an associate attorney at the law firm of Hanson, Epperson & Smith from 1994 to 1996, and was a judicial law clerk to Chief Judge George Shields of the Washington State Court of Appeals from 1992 to 1993. Mr. Pritchett has 8 years of experience in the legal field. Mr. Pritchett studied at Stanford University in Palo Alto, California in 1990 under a full-tuition FLAS Fellowship; obtained a Juris Doctor degree in 1992 from the University of Washington in Seattle, where he was Managing Editor of the Pacific Rim Law & Policy Journal; and earned a Bachelor of Arts degree, cum laude, in 1989 from Brigham Young University in Provo, Utah.

     BonnieJean C. Tippetts was appointed Secretary, Treasurer and Director of the Company on December 16, 1999. Ms. Tippetts has over 30 years of experience in the business field. Her experience includes starting, purchasing, operating and selling various businesses. She has been President or Director of more than a dozen corporations over the past 30 years. She is currently the President of A Z Professional Consulting, Inc., a management and corporate consulting firm. Ms. Tippetts earned a Bachelor of Arts degree from Lewis & Clark College in Portland, Oregon in 1960; obtained a Bachelor of Science degree from Brigham Young University in Provo, Utah in 1965; and was awarded a Master of Arts degree from the University of Northern Colorado in Greeley, Colorado in 1970.

     David M. Wolfson was appointed a Director of the Company on December 16, 1999. Mr. Wolfson is currently the owner and Managing Member of David Michael, LLC, a business consulting firm based in Salt Lake City, Utah. Mr. Wolfson is also a Director of Kelly's Coffee Group, Inc., a publicly traded company currently quoted on the NASDAQ OTC-BB. Mr. Wolfson earned a Bachelor of Arts degree from Emory University in Atlanta, Georgia in 1999.

ITEM 6.  EXECUTIVE COMPENSATION

No cash compensation was paid to any of the Company's executive officers during the fiscal years ended December 31, 1998 or 1999.

The Company has no agreement or understanding, express or implied, with any officer, director, or principal stockholder, or their affiliates or associates, regarding employment with the Company or compensation for services. The Company has no plan, agreement, or understanding, express or implied, with any officer, director, or principal stockholder, or their affiliates or associates, regarding the issuance to such persons of any shares of the Company's authorized and unissued Common Stock. There is no understanding between the Company and any of its present stockholders regarding the sale of a portion or all of the Common Stock currently held by them in connection with any future participation by the Company in a business. There are no other plans, understandings, or arrangements whereby any of the Company's officers, directors, or principal stockholders, or any of their affiliates or associates, would receive funds, stock, or other assets in connection with the Company's participation in a business. The Company made no advances to any of its officers, directors, or principal stockholders, or any of their affiliates or associates.

There is no policy that prevents management from adopting a plan or agreement in the future that would provide for cash or stock based compensation for services rendered to the Company.

On acquisition of a business, it is possible that current management will resign and be replaced by persons associated with the business acquired, particularly if the Company effects a stock exchange, merger, or consolidation as discussed under the "BUSINESS" heading above. If any member of current management remains after a business acquisition, that member's time commitment and compensation will likely change due to the nature and location of such business and the services required, which cannot now be foreseen.

Compensation of Directors

The Company's directors are not compensated for their services as directors of the Company.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On August 19, 1998, the Company entered into a Stock Repurchase Agreement with Keith R. Lipscomb, the Company's former president. Mr. Lipscomb had resigned as Director, President, and CEO of the Company on May 12, 1998, so that at the time of the transaction, he was no longer an officer or director of the Company, though before the transaction he still owned a majority of the Company's Common Stock. According to the terms of the agreement, the Company acquired 733,060 shares (prior to the 1:60 reverse stock split of August 26, 1998) owned by Mr. Lipscomb in exchange for granting to Mr. Lipscomb possession of the Company's sports trading cards inventory and the two parcels of land on the island of Hawaii in the State of Hawaii, which the Company had previously held as investment real estate.

On September 1, 1998, the Company authorized issuance of 150,000 shares of Common Stock to Hudson Consulting Group, Inc., a Nevada corporation ("Hudson") pursuant to a Consulting Agreement of the same date (the "September Agreement"). Originally, the Company's prior officers and directors entered into a Stock Acquisition Agreement on April 21, 1998, to pay 913,080 shares to Hudson, but that Agreement was rescinded and superceded by the September agreement. The Company's Board acknowledged that it might have a conflict of interest based on their employment arrangement with Hudson's sibling corporation Canton Financial Services Corporation and further acknowledged that the president and one director of the Company were also-in September 1998-the president and one director of Hudson. However, due to the Company's status as a shell entity, with no assets, no revenues, and no means (other than issuing Common Stock) to pay for services, the board concluded that 150,000 shares of Common Stock was fair consideration for the services performed under the Consulting Agreement. The board also indicated that they had not received any compensation from the Company in light of the Consulting Agreement with Hudson.

ITEM 8.  DESCRIPTION OF SECURITIES

Common Stock

The Company is authorized to issue 100,000,000 shares of Common Stock, par value $0.001 per share, of which 4,208,319 shares are validly issued and outstanding, effective as of December 31, 1999. All outstanding shares of Common Stock are duly authorized, fully paid, and nonassessable.

Dividends. Holders of the Common Stock are entitled to receive ratably such dividends as the board of directors may from time to time declare out of funds legally available for the payment of dividends. The Company has not paid dividends on its Common Stock, and it does not anticipate that it will pay dividends in the foreseeable future. For more information on the Company's dividend policy, see "Part II. Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters."

Voting. Holders of the Common Stock are entitled to one vote per share on all matters submitted to a vote at any meeting of stockholders. The holders of Common Stock are not entitled to cumulative voting rights. (However, if the California law is applicable, cumulative voting must be permitted; see "Application of Quasi-California Corporation Statute" below.)

Preemptive Rights. Holders of the Company's Common Stock have no pre-emptive rights to acquire additional shares of stock.

Additional Information. The Company's board of directors has authority, without action by the Company's stockholders, to issue all or any portion of the authorized but unissued shares of Common Stock, which would reduce the percentage ownership in the Company of its stockholders and which may dilute the book value of the Common Stock. The Common Stock is not subject to redemption and carries no subscription or conversion rights. In the event of liquidation of the Company, the shares of Common Stock are entitled to share equally in corporate assets after satisfaction of all liabilities and after the satisfaction of the liquidation rights of any issued and outstanding Preferred Stock.

Preferred Stock

The Company is authorized to issue 5,000,000 shares of Preferred Stock, par value $0.001 per share. Of these authorized shares, the Board of Directors has designated 200,000 of such shares as Series A 12% Cumulative Convertible Preferred Stock (the "Preferred Shares" or "Preferred Stock"). 22,000 shares of this Preferred Stock were validly issued and outstanding in 1999, but according to their designation by the Board, these 22,000 shares of Preferred Stock automatically converted into 1,100 shares of Common Stock (a 1:3 conversion ratio yielding 66,000 shares and adjusted down to 1,100 shares due to 1:60 reverse split of the common stock) effective May 6, 1999. These were the only shares of Preferred Stock designated, or validly issued and outstanding, as of December 31, 1999. All outstanding shares of Preferred Stock were duly authorized, fully paid, and nonassessable.

Dividends. Each Preferred Share has a face value of $5.00 per share (the "Face Value"). Subject to the automatic conversion of the Preferred Stock (as described below) and subject to the Company's right to redeem the Preferred Stock (or any number of them) (as described below), each holder of the Preferred Shares was, for a 2-year period after the stock was issued, entitled to receive an annual dividend, payable in shares of the Company's Common Stock (with each share of Common Stock assigned a face value of

$5.00) and equal to twelve percent (12.00 %) of the Face Value of each share (the "Dividend Yield"). Dividends were to be payable in four equal quarterly payments on March 31, June 30, September 30, and December 31 (the "Dividend Dates") of each year from and after issuance.

The number of shares of the Company's Common Stock payable to any Holder as a dividend on the Preferred Stock were to be the Dividend Yield (computed using the Face Value of the shares held by any Holder on the Dividend Date) so that the Holder would receive, on an annual basis and payable on the Dividend Dates, an amount of shares of the Company's Common Stock (valued at $5.00 per share) equal to the Dividend Yield multiplied by the Face Value of the Preferred Shares held by the Holder on the Dividend Dates. In the event of any factional Share Dividends, the amount of any such fraction was to be rounded up to the next whole share.

Any dividends not paid have accumulated until paid. In the event that any or all dividends payable to any Holder remain unpaid, no additional rights or privileges shall accrue to any Holder.

To date, the Company has not paid dividends on its Preferred Stock. However, the Company now plans to pay the accumulated dividends on such Preferred Stock as was outstanding up to the date of this filing, in shares of the Company's common stock, within 60 days from this filing. Since all of the outstanding Preferred Stock was issued on May 6, 1997, the conversion into common shares will be adjusted to take into account the 1:60 reverse split of the common shares effective August 26, 1998.

Voting.  Holders of Preferred Stock have no voting rights for any purpose.


Preemptive Rights. Holders of the Company's Preferred Stock do not have any preemptive or other subscription rights to acquire additional shares of stock.

Conversion. Subject to the Company's Right of Redemption as provided below, each Preferred Share automatically converts into three shares of the Company's Common Stock on the second anniversary after issuance (the "Second Anniversary"). The Preferred Stock is also convertible at any time before or after the Second Anniversary if the "Bid" price of the Company's Common Stock closes at or above $5.00 during any five continuous trading days on the OTC-BB.

At present, all shares of Preferred Stock which the company issued were issued on May 6, 1997, and therefore were automatically converted into shares of Common Stock on May 6, 1999. Some shareholders still retain their certificates for the shares of Preferred Stock, but the Company is currently in the process of recovering these certificates and replacing them with new certificates for shares of Common Stock.

In addition and subject to the Company's Right of Redemption, any holder of the Preferred Stock may elect conversion (the "Conversion Right") of any number of the Shares so held by remitting the certificate evidencing ownership of the shares together with a signed irrevocable stock transfer power, with signature guaranteed, to the Company requesting and specifying the number of shares that the Holder seeks to convert into the Company's Common Stock (the "Conversion Request").

In the event that the Company exercises its Right of Redemption for all or any portion of the issued and outstanding Preferred Shares, any Holder seeking to exercise his or her Conversion Right for all or any portion of the Preferred Shares so held, must deliver the Conversion Request, no later than 5:00 p.m., Huntington Beach, California time, to the Company at the Company's then existing address together with the certificate evidencing the Holder's ownership of the Preferred Shares and a request, with the signature of the Holder guaranteed, requesting that the Preferred Shares so delivered, be converted into the Company's Common Stock. The Conversion Right may be exercised at any time prior to 5:00 p.m., Huntington Beach, California time on the Redemption Date. Any rights to convert the shares of the Preferred Shares into the Common Stock of the Company shall expire to the extent that the Conversion Right is not exercised prior to the Redemption Date.

Liquidation. Upon liquidation, the Preferred Stock of each Series shall be entitled, before any distribution shall be made to the Common Stock or to any other class of stock junior to the Preferred Stock, to be paid the amount fixed and determined by the board of directors for such Series as herein provided, plus accrued and unpaid dividends thereon to the date of distribution, but the Preferred Stock shall not be entitled to any further payment, and any remaining net assets shall be distributed ratably to the outstanding Common Stock.

Redemption and Sinking Fund Provisions. The Company has the right to redeem the Preferred Shares (the "Right of Redemption"). The Preferred Shares shall be redeemable and callable, in whole or in part, by the Company, at any time, and from time to time, after issuance and upon thirty (30) calendar days written notice (the "Redemption Notice") to each Holder at a redemption price of Seven Dollars and Fifty Cents ($7.50) per Share on the date fixed for redemption (the "Redemption Date").

For purposes of establishing the date of the Redemption Notice, the date of the Redemption Notice shall be deemed the date of the post-mark, by first class U.S. Mail, of the Company's notice of its intention to redeem the Preferred Shares as addressed to the Holder, at the Holder's last know address. The Redemption
Notice shall inform the Holder of the Redemption Date and any reasonable procedures the Company establishes in connection with the redemption.

No provisions shall be made for any sinking fund for the Preferred Shares, and the Company is not obligated or required to repurchase or redeem any of the Preferred Shares.

Additional Information. The Company's board of directors has authority, without action by the holders of Preferred Stock, to issue all or any portion of the authorized but unissued shares of Preferred Stock so long as such shares are on a parity with or junior to the rights of the Preferred Stock, which would reduce the percentage ownership of the Preferred Stock holders and which may dilute the book value of the stock. The Company has not issued any Preferred Shares since May 6, 1997, and does not have any current plans to issue any more Preferred Shares in the foreseeable future.

Application of Quasi-California Corporation Statute

The Company is a Utah corporation. Under Section 2115 of the California General Corporation Law, foreign corporations which have holders of fifty percent or more of their outstanding voting securities with addresses in California and fifty percent or more of their business operations in California (as calculated pursuant to that section) are subject to certain significant aspects of California corporate law regardless of the fact that such corporations are not incorporated in California. The California Corporations Code provisions which will govern the Company's affairs are both procedurally and substantively different from parallel Utah provisions, including (among others) provisions covering cumulative voting and indemnification of officers and directors. Those provisions which are similar may be subject to varying judicial interpretation.

In general, corporations with 800 or more stockholders and listed on a national securities exchange certified by the Commissioner of Corporations (presently, the New York and American Stock Exchanges) or qualified for trading as national market securities on the National Association of Securities Dealers Automated Quotation System (NASDAQ-NMS) are exempt from the requirements of Section 2115.

On November 15, 1996, the Company determined that a majority of the Company's shares of Common Stock were held by stockholders of record with California addresses, and that the majority of its business operations occurred in California. However, it appears that such a situation ceased to exist when the prior management of the Company sold its shares as part of the F D Import acquisition in September 1998. As of December 31, 1999, fewer than 50 of the Company's 154 shareholders of record had addresses in California, and their combined holdings of outstanding Common Stock amounted to less than One Percent (1%) of the total issued and outstanding shares of the Company's Common Stock.

As a result of this situation, it is possible that for some periods of time, the Company may have met the shareholder residence and business operation tests, and that it may not have been eligible for any exception provided under Section 2115(e). Therefore, for certain periods of time (more likely before September 1998 than after), numerous provisions of the California General Corporation Law may apply to the exclusion of the provisions in the Utah Revised Business Corporation Act. These may include, but not be limited to, provisions requiring an annual meeting of shareholders, mandatory cumulative voting rights in electing directors, limitations on the sale of assets, limitations on mergers, dissenters' rights, and other provisions.

                [REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

                                     PART II

ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON
         EQUITY AND OTHER SHAREHOLDER MATTERS

The Company's Common Stock is traded on the OTC Bulletin Board under the symbol "PRMB." The Company's Common Stock trades only sporadically during any monthly period, and the number of potential buyers for the Company's Common Stock as well as the liquidity of the Common Stock is limited accordingly.

The table below sets forth the high and low sales prices for the Company's Common Stock for each quarter of fiscal 1998 and fiscal 1999 (for fiscal years ended December 31, 1998 and 1999). The quote given for the third quarter of 1998 reflects a 1 for 60 reverse split which the Company made effective on or about August 26, 1998. The quotations below reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions:

                 Quarter                High            Low
                 -------                ----            ---
1997             First                  $2.06           $1.50
                 Second                 $5.00           $3.00
                 Third                  $6.00           $0.16
                 Fourth                 $0.06           $0.01
                 Quarter                High            Low
                 -------                ----            ---

1998             First                  N/A(1)            N/A
                 Second                 $0.50           $0.01
                 Third                  $0.04           $0.04
                 Fourth                 $6.002          $4.00
                 Quarter                High            Low
                 -------                ----            ---

1999             First                  $6.13           $5.44
                 Second                 $5.00           $4.00
                 Third                  $4.50           $2.00
                 Fourth                 $5.00           $1.13

--------

(1) Data for first quarter 1998 not available despite inquiry to NASDAQ historical research. 2Prices reflect a 1 for 60 reverse split effective August 26, 1998.

Record Holders

Effective December 31, 1999 there were 170 shareholders of record (151 regular holders of Common Stock and 19 holders of Preferred Stock which had been automatically converted into Common Stock) holding 4,208,319 shares of Common Stock. Holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders. Holders of Common Stock have no preemptive rights and no right to convert Common Stock into any other security. No redemption or sinking fund provisions apply to the Common Stock.

Dividends

Common Stock. The Company has not declared any dividends on its Common Stock since inception and does not anticipate paying any dividends on its Common Stock in the foreseeable future. The payment of dividends is within the discretion of the Board of Directors and will depend on the Company's earnings, capital requirements, financial condition, and other relevant factors. There are no restrictions that currently limit the Company's ability to pay dividends on its Common Stock other than those generally imposed by applicable state law.

Preferred Stock. Each Preferred Share has a face value of $5.00 per share (the "Face Value"). Subject to the automatic conversion of the Preferred Stock (described in Part I, Item 8 "Description of Securities," above) and subject to the Company's right to redeem the Preferred Stock (or any number of them) (as described in Part I, Item 8 "Description of Securities," above), each holder of the Preferred Shares was, for a 2-year period after the stock was issued, entitled to receive an annual dividend, payable in shares of the Company's Common Stock (with each share of Common Stock assigned a face value of $5.00) and equal to twelve percent (12.00 %) of the Face Value of each share (the "Dividend Yield"). Dividends were to be payable in four equal quarterly payments on March 31, June 30, September 30, and December 31 (the "Dividend Dates") of each year from and after issuance.

The number of shares of the Company's Common Stock payable to any Holder as a dividend on the Preferred Stock were to be the Dividend Yield (computed using the Face Value of the shares held by any Holder on the Dividend Date) so that the Holder would receive, on an annual basis and payable on the Dividend Dates, an amount of shares of the Company's Common Stock (valued at $5.00 per share) equal to the Dividend Yield multiplied by the Face Value of the Preferred Shares held by the Holder on the Dividend Dates. In the event of any factional Share Dividends, the amount of any such fraction was to be rounded up to the next whole share.

Any dividends not paid have accumulated until paid. In the event that any or all dividends payable to any Holder remain unpaid, no additional rights or privileges shall accrue to any Holder.

To date, the Company has not paid dividends on its Preferred Stock. However, the Company now plans to pay the accumulated dividends on such Preferred Stock as was outstanding up to the date of this filing, in shares of the Company's stock, within 60 days from this filing. Since all of the outstanding Preferred Stock was issued on May 6, 1997, the Preferred Stock's conversion into Common Stock, as well as the dividends of Common Stock payable to the holders of Preferred Stock, will be adjusted to take into account the 1:60 reverse split of the Common Stock effective August 26, 1998.

ITEM 2.  LEGAL PROCEEDINGS

On September 15, 1999, the Company entered into a Release in Full of All Claims with Tim Flatt. The Release was a negotiated settlement of proceedings brought in the District Court of Oklahoma County, State of Oklahoma, Case No. CJ 99-3630. Mr. Flatt released all claims, and agreed to file a Dismissal With Prejudice, in exchange for a payment of $14,000. The claim was based on allegations that a marketing contract between the Company and Mr. Flatt had been breached.

On March 9, 1998 the Company entered into a Stipulation for Entry of Judgment with Volpone Stamp Company, Inc., d/b/a Sports Stamps Collectors Association ("Volpone"). The Stipulation was a negotiated settlement of proceedings brought by Volpone in the United States District Court for the Central District of California, Case No. CV 97-6697-SVW. The case was originally brought in the United States District Court for the Eastern District of New York, but the Company challenged the jurisdiction of the New York federal court. The Company agreed that Volpone may enter a judgment in its favor against the Company for the sum of $25,000, but the parties agreed that there shall be a stay of entry of judgment so long as the Company pays Volpone in monthly installments of $2,500 per month commencing March 15, 1998. The lawsuit arose from Volpone's claim that the Company wrongfully returned sports products manufactured by Volpone, and the original amount of the claim was for $107,000 plus interest, costs and disbursements.

On October 28, 1997, the United States Bankruptcy Court for the Western District of Oklahoma entered a default judgment against the Company for the sum of $13,500, in the case of In re Sports Heroes, Inc., Case No. 96-14111-BH. The Company had not declared bankruptcy nor was it a debtor in the bankruptcy;
rather, the proceedings were in regard to the Chapter 7 bankruptcy of a completely unaffiliated entity, Sports Heroes, Inc., which claimed in an adverse proceeding that the $13,500 amount was an asset of its bankruptcy estate. This judgment was assigned to Tim Flatt by the bankruptcy trustee on November 8, 1999. The Company has not yet settled this claim, and is currently considering whether or not to file a motion to set aside the default judgment in order to resolve the claim on its merits.

The Company also settled a lawsuit filed by Enviromint, another vendor of the Company's products, at some time before May 5, 1997. Enviromint sought payment for goods shipped to the Company. The case was settled for $12,000 upon the Company's agreement to pay $2,000 per month. As of May 5, 1997, there remained a balance due of $10,000.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

In its two most recent fiscal years or any later interim period, the Company has had no disagreements with its independent accountants.

ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES

The following is a list of unregistered securities sold by the Company within the last three years including the date sold, the title of the securities, the amount sold, the identity of the person who purchased the securities, the price or other consideration paid for the securities, and the section of the Securities Act of 1933 under which the sale was exempt from registration as well as the factual basis for claiming such exemption.

On April 1, 1997, the Company issued a total of 9,750 shares of its Common Stock to 4 individuals (1,250 shares to Donald Beers; 3,000 shares to Lynn Keller, trustee of the Western River Expedition Profit Sharing Trust; 500 shares to Herman O. Jones; and 5,000 shares to Paul M. Bordas), exempt pursuant to section 4(2) of the Securities Act of 1933, based on the facts that the issuance was an isolated private transaction by the Company which did not involve a public offering, there were only four offerees, the offerees did not resell the stock but continue to hold the stock to this day, there was no subsequent or contemporaneous public offering of the Common Stock, the stock was not broken down into small denominations, and the negotiations for the sale took place directly between the offerees and the Company.

On April 21, 1997, the Company issued a total of 430,788 shares of its Common Stock to Keith Lipscomb, its then-president, in exchange for a total of $31,008, paid in full according to the terms of two warrant agreements he had with the Company. According a warrant agreement dated August 28, 1996, he exercised 248,968 warrants to purchase 1 share of Common Stock per warrant at an exercise price of $.015 per share. According to a warrant agreement dated December 1, 1996, he exercised 181,820 warrants to purchase 1 share of Common Stock per warrant at an exercise price of $.15 per share. The issuance was exempt pursuant to section 4(2) of the Securities Act of 1933, based on the facts that the issuance was an isolated private transaction by the Company which did not involve a public offering; there was only one offeree; the offeree had a special status as officer or director of the acquired company; the offeree did not resell the stock but continued to hold the stock until August 19, 1998, when the Company repurchased the stock pursuant to the Stock Repurchase Agreement of that date; there was no subsequent or contemporaneous public offering of the Common Stock; the stock was not broken down into small denominations; and the negotiations for the sale took place directly between the offeree and the Company;

On May 6, 1997, the Company issued a total of 26,000 shares of its Series A 12% Cumulative Convertible Callable Preferred Stock to 19 shareholders, pursuant to the terms of a First Amended Private Offering Memorandum dated November 27, 1996. No underwriters were involved, and no underwriting commissions were paid in connection with the offering. The consideration paid for these shares was a total of $130,000 cash, or $5.00 per share. The identities of the persons to whom the stock was sold are as follows: Donald & Janet Beers (1,000 shares); Regan Chun (1,000 shares); Harold De Graff (4,000 shares); Joseph Dudley (1,000 shares); Eileen Gwynn (600 shares); Russell Harrison (1,000 shares); Harold Heller, trustee (1,000 shares); Russell Huber (1,000 shares); Dan Kimble (1,000 shares); William Lynch (1,000 shares); John Mazur (2,000 shares); Roy Niles (2,000 shares); John Odinga (1,000 shares); George Orlowitz IRA (1,400 shares); John Schofield (1,000 shares); Max Slater (2,000 shares); Scott Strout (1,000 shares); Raymond & Marion Taft (2,000 shares); Carolyn Whitley (1,000 shares). Each purchaser paid cash for their shares at $5.00 per share, as set forth in the First Amended Private Offering Memorandum. The issuance was exempt from registration pursuant to Section 3(b) of the Securities Act of 1933 and Rule 504 of Regulation D promulgated thereunder. The Company relied on the following facts in determining that Rule 504 of Regulation D was available: (a) the Company was not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act; (b) the Company had a specific business plan at the time to market sports-related collectibles and memorabilia; and (c) the aggregate offering price of all shares offered under Rule 504 in the preceding 12 months did not exceed $1,000,000.

On May 20, 1997, the Company issued a total of 333,156 shares of its Common Stock to Brian Hayes, in exchange for Mr. Hayes' exercising a warrant agreement for that number of shares of Common Stock. The warrant was issued to Hans Anderegg by the Company on August 28, 1996, and assigned to Mr. Hayes on May 10, 1997. According to the terms of the warrant, Mr. Hayes was entitled to require the Company to convert the warrant into shares of Common Stock without payment of any stock purchase price upon the condition that he only exercise his rights under the warrant in full, and not in part, which he did. The issuance was exempt pursuant to 4(2) of the Securities Act of 1933, based on the facts that the issuance was an isolated private transaction by the Company which did not involve a public offering; there was only one offeree; there was no subsequent or contemporaneous public offering of the Common Stock; the stock was not broken down into small denominations; and the negotiations for the sale took place directly between the offeree and the Company.

On May 22, 1997, the Company issued a total of 25,000 shares of its Common Stock to Steve Avakian, who was at the time an officer and director of the Company, in exchange for valuable services rendered to the Company. This issuance was exempt pursuant to section 4(2) of the Securities Act of 1933, based on the facts that the issuance was an isolated private transaction by the Company which did not involve a public offering, there was only one offeree, the offeree had a special status as officer and director of the Company, the offeree did not resell the stock but continues to hold the stock to this day, there was no subsequent or contemporaneous public offering of the Common Stock, the stock was not broken down into small denominations, and the negotiations for the sale took place directly between the offeree and the Company.

On June 30, 1997, the Company issued a total of 12,000 shares of its Common Stock for a total, aggregate offering price of Nine Thousand Six Hundred dollars ($9,600). The offering was made in 12 investment units at $800 per unit, each unit consisting of 1,000 shares of Common Stock and 67,500 warrants to purchase additional shares of Common Stock at an exercise price of $1.00 per share, such warrants set to expire 120 days from the termination of the offering, which was dated May 1, 1997. The issuance was exempt from registration pursuant to Section 3(b) of the Securities Act of 1933 and Rule 504 of Regulation D promulgated thereunder. No underwriters were involved, and no underwriting commissions were paid in connection with the offering. This issuance was made to 12 persons, each of whom purchased one investment unit; each of whom paid $800 for their investment unit, and each of whom was a foreign entity. The identities of these 12 purchasers are as follows: Alliance Capital Management Group, Ltd. (Bahamas), Balmoral Partners, Ltd. (Isle of Man), Bayport International, Ltd. (Bahamas), Crocker Management Group, Inc. (Bahamas), First London Capital, Ltd. (British Virgin Islands), Laioning Enterprises, Ltd. (Hong Kong), Mid-City Holdings, Ltd. (England), Trafalgar Investments Ltd. (St. Helier, Jersey), Thunder Bay Holdings, Ltd. (British Virgin Islands), Venus Siben Capital Group, Inc. (Hong
Kong), Catawba, Ltd. (Switzerland), and F.C.S., Inc. (Switzerland). The Company relied on the following facts in determining that Rule 504 of Regulation D was available: (a) an opinion letter from counsel dated June 25, 1997 to the effect that the stock was exempt from registration under Section 3(b) of the Securities Act of 1933 and Rule 504 of Regulation D promulgated thereunder; (b) the Company was not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act; (c) the Company had a specific business plan at the time to market sports-related collectibles and memorabilia; (d) the aggregate offering price of all shares offered under Rule 504 in the preceding 12 months did not exceed $1,000,000 and (e) the Company filed a Form D within 15 days of the first sale of the shares subject to the offering.

On August 20, 1997, the Company issued a total of 56,000 shares of its Common Stock to Pacific International Securities, Inc., a corporation located in Canada, pursuant to the partial exercise of a warrant to purchase Common Stock at $1.00 per share. Accordingly, Pacific paid $56,000 cash in exchange for the 56,000 shares of Common Stock. Pacific received the warrant for 67,500 shares from Thunder Bay Holdings, Ltd., one of the purchasers under the 504 offering dated June 30, 1997, and Pacific exercised 56,000 of the warrants and asked for return of 11,500 warrants. This issuance of the shares upon exercise of the warrants was exempt from registration under Section 3(b) of the Securities Act of 1933 and Rule

504 promulgated thereunder. No underwriters were involved, and no underwriting commissions were paid in connection with the offering. This issuance was made to 1 person, Pacific International Securities, Inc. The Company relied on the following facts in determining that Rule 504 of Regulation D was available: (a) an opinion letter dated June 25, 1997 from counsel to the effect that the issuance of stock pursuant to exercise of the warrants was exempt from registration under Section 3(b) of the Securities Act of 1933 and Rule 504 of Regulation D promulgated thereunder; (b) the Company was not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act; (c) the Company had a specific business plan at the time to market sports-related collectibles and memorabilia; (d) the aggregate offering price of all shares offered under Rule 504 in the preceding 12 months did not exceed $1,000,000 and
(e) the Company filed a Form D within 15 days of the first sale of the shares and warrants subject to the offering.

On September 5, 1997, the Company issued a total of 5,000 shares of its Common Stock to Marjorie Heiselt in exchange for a loan to the Company in the amount of $25,000. This issuance was exempt pursuant to section 4(2) of the Securities Act of 1933, based on the facts that the issuance was an isolated private transaction by the Company which did not involve a public offering, there was only one offeree, there was no subsequent or contemporaneous public offering of the Common Stock, the stock was not broken down into small denominations, and the negotiations for the sale took place directly between the offeree and the Company.

On September 24, 1997, the Company issued a total of 20,000 shares of its Common Stock to 3 persons (5,000 shares to Peter M. Kruse; 10,000 shares to Philip G. Edwards; and 5,000 shares to W. Stewart Buchanan) in exchange for a total of $20,000 in cash ($5,000 from Mr. Kruse; $10,000 from Mr. Edwards; and $5,000 from Mr. Buchanan), exempt from registration pursuant to section 4(2) of the Securities Act of 1933, based on the facts that the issuance was an isolated private transaction by the Company which did not involve a public offering, there were only three offerees, none of the offerees resold their stock and all three of them continue to hold the stock to this day, there was no subsequent or contemporaneous public offering of the Common Stock, the stock was not broken down into small denominations, and the negotiations for the sale took place directly between the offeree and the Company.

On October 7, 1997, the Company issued a total of 100,000 shares of its Common Stock to Keith Lipscomb, its then president, in exchange for exercising a warrant agreement for 100,000 shares of Common Stock. The warrant was issued to him by the Company on August 25, 1997. According to the terms of the warrant, Mr. Lipscomb was entitled to require the Company to convert the warrant into shares of Common Stock without payment of any stock purchase price upon the condition that he only exercise the warrant in full, and not in part, which he did. This issuance was exempt pursuant to section 4(2) of the Securities Act of 1933, based on the facts that the issuance was an isolated private transaction by the Company which did not involve a public offering, there was only one offeree, the offeree had a special status as officer and director of the Company, the offeree continued to hold the stock until August 19, 1998, when the Company repurchased the stock pursuant to the Stock Repurchase Agreement of that date , there was no subsequent or contemporaneous public offering of the Common Stock, the stock was not broken down into small denominations, and the negotiations for the sale took place directly between the offeree and the Company.

On October 9, 1997, the Company issued a total of 10,000 shares of Common Stock to Roland Berame in exchange for services rendered to the Company. This issuance was exempt pursuant to section 4(2) of the Securities Act of 1933, based on the facts that the issuance was an isolated private transaction by the Company which did not involve a public offering, there was only one offeree, the offeree did not resell the stock but continues to hold the stock to this day, there was no subsequent or contemporaneous public offering of the Common Stock, the stock was not broken down into small denominations, and the negotiations for the sale took place directly between the offeree and the Company.

On March 17, 1998, the Company issued a total of 10,000 shares of Common Stock to Ken Smith in exchange for services rendered to the Company. This issuance was exempt pursuant to section 4(2) of the Securities Act of 1933, based on the facts that the issuance was an isolated private transaction by the Company which did not involve a public offering, there was only one offeree, the offeree did not resell the stock but continues to hold the stock to this day, there was no subsequent or contemporaneous public offering of the Common Stock, the stock was not broken down into small denominations, and the negotiations for the sale took place directly between the offeree and the Company.

On June 22, 1998, the Company issued a total of 669,890 shares of its Common Stock at a price of $0.10 per share-an aggregate offering price of $66,989-to a total of 7 investors, 6 of whom were foreign entities. The identities of these 6 foreign entities are as follows: The China Connection (Isle of Man); East-West Trading Corporation (Nevis, West Indies); Karston Electronics Ltd. (British Virgin Islands); Lexington Sales Corporation Ltd. (Isle of Man); Oriental Investments Limited (Mauritius); Sequoia International (Mauritius). Each foreign entity paid $11,000 and received 110,000 shares of stock. The 7th entity was Hudson Consulting Group, Inc., a Nevada corporation with principal offices in Utah, which received 9,890 shares in exchange for paying a $989 debt on behalf of the Company. Subsequently, on or about September 17, 1998, the Company placed a restrictive legend pursuant to Rule 144 on the 660,000 shares of this stock issued to the 6 foreign entities. The issuance to the 6 foreign entities was exempt from registration pursuant to Section 3(b) of the Securities Act of 1933 and Regulation S promulgated thereunder. The Company relied on the following facts in determining that Regulation S was available: the offer or sale to the 6 foreign entities was made in an offshore transaction; each of the 6 foreign entities was not a U.S. person; no directed selling efforts were made in the United States; and none of the 6 foreign entities have resold their stock, but all 6 of them continue to hold their stock to the present day. The issuance to Hudson Consulting was exempt from registration pursuant to Section 3(b) of the Securities Act of 1933 and Rule 504 of Regulation D promulgated thereunder. No underwriters were involved, and no underwriting commissions were paid in connection with the offering. The Company relied on the following facts in determining that Rule 504 was available: (a) an opinion letter from counsel to the effect that the stock was exempt under Rule 504; (b) the Company was not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act; (c) the Company had a specific business plan at the time to acquire F D Import & Export, whose main, established business was exporting Nestle brand products to the Ukraine and abroad; (d) the aggregate offering price of all shares offered under Rule 504 in the preceding 12 months did not exceed $1,000,000; and (e) the Company filed a Form D within 15 days of the first sale of the shares subject to the offering.

On September 21, 1998, the Company issued a total of 150,000 shares of its Common Stock to Hudson Consulting Group, Inc. in exchange for consulting services rendered in connection with the F D Import acquisition. This issuance was exempt pursuant to section 4(2) of the Securities Act of 1933, based on the facts that the issuance was an isolated private transaction by the Company which did not involve a public offering, there was only one offeree, the offeree had a special status as a corporate consultant to the Company and had access to all the Company's records, there was no subsequent or contemporaneous public offering of the Common Stock, and the negotiations for the sale took place directly between the offeree and the Company.

On September 24, 1998, the Company issued a total of 10,000,000 shares of its Common Stock to 3 individuals, Igor Fruman (1,000,000 shares), Vyacheslav Fruman (5,000,000 shares), and Vladislav Dyablo (4 million shares), whereby the Company acquired 100% ownership of F D Import & Export Corporation, exempt pursuant to section 4(2) of the Securities Act of 1933, based on the facts that the issuance was an isolated private transaction by the Company which did not involve a public offering, there were only 3 offerees, there was no subsequent or contemporaneous public offering of the Common Stock, the stock was not broken down into small denominations, negotiations for the sale took place directly between the offerees and the Company, the offerees had a special status as officers or directors of the acquired company, and the offerees never resold their stock but continued to hold it until December of 1999, when it was returned to the Company and canceled pursuant to the Rescission Agreement dated December 2, 1999.

On September 29, 1998, the Company issued a total of 4,015,002 shares of its Common Stock. 4,000,002 of these shares were issued at a price of $0.10 per share-an aggregate offering price of $400,000-to a total of 6 investors, all of whom were foreign entities. The identities of these 6 foreign entities are as follows: Betoeva Tatyana Dmitrieva (Ukraine); Sereda Andrey Nikolaevich (Ukraine); Alexnovich Alexander Viktorovich (Ukraine); Zveryansky Vasily
Trofimovich  (Ukraine);  Filatov  Grigory  Genadievich  (Ukraine);  Abramov Yury
Alekseevich (Ukraine). Each of these 6 Ukrainian persons paid $66,667 and received 666,667 shares of stock. Another 15,000 shares of Common Stock were also issued on this date to a seventh entity, Leeward Consulting Group, LLC, a Nevis, West Indies limited liability company, which received 15,000 shares in exchange for valuable services rendered to the Company. The issuance to all 7 foreign entities was exempt from registration pursuant to Section 3(b) of the Securities Act of 1933 and Rule 504 of Regulation D promulgated thereunder. No underwriters were involved, and no underwriting commissions were paid in connection with the offering. The Company relied on the following facts in determining that Rule 504 of Regulation D was available: (a) an opinion letter from counsel to the effect that the stock was exempt from registration under
Section 3(b) of the Securities Act of 1933 and Rule 504 of Regulation D promulgated thereunder; (b) the Company was not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act; (c) the Company had a specific business plan at the time to merge with F D Import & Export, whose main, established business was exporting Nestle brand products to the Ukraine and abroad; (d) the aggregate offering price of all shares offered under Rule 504 in the preceding 12 months did not exceed $1,000,000 and (e) the Company filed a Form D within 15 days of the first sale of the shares subject to the offering.

On September 30, 1998, the Company issued a total of 2,442 shares of its Common Stock to 3 individuals (Louis de Michele, 242 shares; Peter M. Kruse, 1,400 shares; and Jerome P. Kraft, 800 shares) in exchange for settlement agreements and releases of preexisting debt in the total amount of $15,000 ($5,000 per individual). This issuance was exempt pursuant to section 4(2) of the Securities Act of 1933, based on the facts that the issuance was an isolated private transaction by the Company which did not involve a public offering, there were only three offerees, the offerees had a special status a members of a well-defined group who held pre-existing debts of the Company, there was no subsequent or contemporaneous public offering of the Common Stock, the stock was not broken down into small denominations, and the negotiations for the sale took place directly between the offeree and the Company.

Effective May 6, 1999, 22,000 shares of the Company's issued and outstanding Preferred Stock was automatically converted into 66,000 shares of Common stock, pursuant to the terms of Preferred Stock. This issuance was exempt from registration pursuant to Section 3(b) of the Securities Act of 1933 and Rule 504 of Regulation D promulgated thereunder. No underwriters were used and no underwriters commissions were paid in connection with the issuance. The Company relied on the following facts in determining that Rule 504 of Regulation D was available: (a) the Company was not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act; (b) the Company had a specific business plan at the time of issuing the convertible Preferred Stock that it would market sports-related collectibles and memorabilia; and (c) the aggregate offering price of all shares offered under Rule 504 in the preceding 12 months did not exceed $1,000,000.

On May 11, 1999, the Company issued a total of 200 shares of its Common Stock to Harold F. De Graff according to the terms of its Series A 12 % Cumulative Convertible Callable Preferred Stock. Mr. De Graff had held 4,000 shares of the convertible Preferred Stock and elected to convert the shares into Common Stock (each share was converted into 3 pre-reverse shares of Common Stock, and then divided by a factor of 60 to account for the 1:60 reverse stock split effected between the time the shareholder bought the shares and when he converted them). This issuance was exempt pursuant to section 4(2) of the Securities Act of 1933, based on the facts that the issuance was an isolated private transaction by the Company which did not involve a public offering, there was only one offeree, the offeree was part of a special, well-defined class of previous Preferred Stock holders, the offeree did not resell the stock but continues to hold the stock to this day, there was no subsequent or contemporaneous public offering of the Common Stock, the stock was not broken down into small denominations, and the negotiations for the sale took place directly between the offeree and the Company.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Company's Bylaws offer indemnification from personal liability to any person who was or is a party, or is threatened to be made a party, to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, by reason of the fact that such person is or was a director, officer, employee, or agent of the corporation. Indemnification is available for both corporate and third-party actions. The foregoing right of indemnification is not exclusive of any other rights to which any officer, director, consultant or employee may be entitled in the event any such person is named in a lawsuit involving the Company's operations or activities.

The Company does not currently carry Directors and Officers' liability insurance ("D & O Insurance"). In the event the Company's officers or directors become entitled to indemnification, the costs of such indemnification would be a direct financial liability of the Company.

Sections 16-10a-901 through 16-10a-909 of the Utah Revised Business Corporation Act also provide for indemnification of the Company's officers and directors in certain situations where they might otherwise personally incur liability, judgments, penalties, fines and expenses in connection with a proceeding or lawsuit to which they might become parties because of their position with the Company.

To the extent that indemnification may be related to liability arising under the Securities Act, the Securities and Exchange Commission takes the position that indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                                    PART F/S

The Company's audited financial statements for the fiscal years ended December 31, 1999 and 1998 are attached hereto as F-1 through F-16.

1

================================================================================







                                    --------
                          AUDITED FINANCIAL STATEMENTS

                              Premier Brands, Inc.

                           DECEMBER 31, 1999 and 1998

                                    --------

                                    CONTENTS

================================================================================

INDEPENDENT AUDITOR'S REPORT................................................F-3

BALANCE SHEET

         ASSETS, LIABILITIES AND STOCKHOLDERS' DEFICIT......................F-4

STATEMENTS OF OPERATIONS ...................................................F-5

STATEMENT OF STOCKHOLDERS'
         EQUITY

(DEFICIT)..............................................................F-6, F-7

STATEMENTS OF CASH
FLOWS..................................................................F-8, F-9


NOTES TO FINANCIAL

STATEMENTS..............................................................F-10-16


================================================================================

Michael J. Bongiovanni, P.A., C.P.A.
                                                   1000 West McNab Road, Ste 107
                                                   Pompano Beach, Florida 33069

================================================================================
Business     (954) 783-7266
Facsimile    (954) 782-8298
Voice Mail  (954) 528-1899

To the Board of Directors
Premier Brands, Inc.
268 West 400 South, Suite 300
Salt Lake City, Utah 84101

    We have audited the accompanying balance sheet of Premier Brands, Inc. (a Utah corporation) as of December 31, 1999 and the related statements of operations, stockholders' equity (deficit), and cash flows for the years ended December 31, 1999 and 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Premier Brands, Inc. as of December 31, 1999 and the results of its operations and its cash flows for the years ended December 31, 1999 and 1998 in conformity with generally accepted accounting principles.

   The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note K to the financial statements, the Company has suffered recurring losses from operations and other circumstances which raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters are also described in Note K.

/s/ Michael J. Bongiovanni, C.P.A.

Pompano Beach, Florida
March 1, 2000

                                  BALANCE SHEET

                              Premier Brands, Inc.

                                December 31, 1999

================================================================================


                                     ASSETS

CURRENT ASSETS:
         Cash                                                   $   104,000
                                                                -----------

                  TOTAL ASSETS                                  $  104,000
                                                                ===========

                      LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES:
         Accounts Payable                                       $   33,375
         Settlements Payable (Note C)                               49,000
         Accrued Expenses (Note D)                                  27,607
         Income Taxes Payable                                          800
                                                                -----------
                        TOTAL CURRENT LIABILITIES                  110,782
                                                                -----------

STOCKHOLDERS' DEFICIT:
         Common Stock ($.001 par value,
           100,000,000 shares
           authorized; 4,208,319
           shares issued and outstanding
           at December 31, 1999)                                     4,208
         Convertible Preferred Stock
           ($.001 par value, 5,000,000
           Authorized, none issued and
           outstanding at December 31, 1999)                             -
         Additional Paid-in-Capital                              3,584,933
         Treasury Stock, at cost                                  (20,000)
         Retained Deficit                                       (3,575,923)
                                                                ----------
TOTAL STOCKHOLDERS' DEFICIT                                         (6,782)
                                                                ----------

                                                                 $ 104,000
                                                                ==========




         See notes to audited financial statements and auditor's report.

                            STATEMENTS OF OPERATIONS
                              Premier Brands, Inc.
                 For the Years Ended December 31, 1999 and 1998

================================================================================

                                                      1998            1999

REVENUE:

  Net Sales                                 $       101,500 $         --
                                                  ----------       -----------

OPERATING EXPENSES:
  Selling, General, and Administrative
     Expenses                              $        293,018 $         206,375
                                                  ----------       -----------
         TOTAL EXPENSES                             293,018           206,375
                                                  ----------       -----------
                  OPERATING LOSS                   (191,518)         (206,375)

 OTHER INCOME:
  Forgiveness of Debt      (Note C)        $             -  $          12,881
                                                  -----------      -----------
         TOTAL OTHER INCOME                              -             12,881
                                                  -----------      -----------
                  LOSS BEFORE TAXES        $       (191,518)$        (193,494)

                  INCOME TAXES (Note I)                  -                 -
                                                  -----------      -----------

                  NET LOSS                 $       (191,518)$       (193,494)
                                                  ===========      ===========
                  NET LOSS PER COMMON SHARE
                  BASIC & FULLY DILUTED     $          (.07 $           (.05)
                                                  ===========      ===========
                  WEIGHTED AVERAGE COMMON         2,760,600        4,207,850
                  SHARE OUTSTANDING               ===========      ===========




         See notes to audited financial statements and auditor's report.


                                                                STATEMENT OF
                                                       STOCKHOLDERS' EQUITY (DEFICIT)
                                                          Premier Brands, Inc.
                                              For the Years Ended December 31, 1999 and 1998

===============================================================================================================================


                                            Common Stock     Preferred Stock         Additional
                                      --------------------- -------------------       Paid-in    Treasury   Accumulated
                                      Shares       Amount     Shares     Amount       Capital      Stock      Deficit      Total
                                      ------       ------     ------     ------       -------       -----      -------      -----

Balances, December 31, 1997         1,671,361     $ 1,671     24,000     $   24    $ 3,097,880   $(20,000)  $(3,190,911) $ (111,336)

  Common stock issued
     for services (Note F)             10,000          10         -          -             990          -             -       1,000

  Sale of common stock
   under Reg D Offering (Note F)      660,000         660         -          -          65,340          -             -      66,000

  Common stock issued to
     settle notes payable (Note F)      9,980          10         -          -             979          -             -         989

  Reverse common stock split
   (Note F)(1 for 60) Equity effects               (2,311)                               2,311


              Post-Split balances*     39,571          40     24,000         24      3,167,500    (20,000)   (3,190,911)    (43,347)
                                      -------      -------  ---------     ------    -----------   --------   -----------   --------


  Common stock issued
     for services (Note F)            165,000         165         -           -          6,435         -              -       6,600


* Post-split common stock `Shares' amount adjusted for rounding of fractional shares.

         See notes to audited financial statements and auditor's report.


                                                                STATEMENT OF
                                                  STOCKHOLDERS' EQUITY (DEFICIT) (CONTINUED)
                                                            Premier Brands, Inc.
                                                For the Years Ended December 31, 1999 and 1998

===================================================================================================================================




                                        Common Stock               Preferred Stock     Additional
                                   -------------------------- ----------------------     Paid-in    Treasury     Accumulated
                                       Shares      Amount        Shares      Amount     Capital      Stock        Deficit     Total
                                       ------      ------        ------      ------     -------      -----        -------     -----

Stock issued for merger (Note E)    10,000,000     10,000         -          -            -          -             -         10,000
   Merger stock rescinded (Note E) (10,000,000)   (10,000)        -          -            -          -             -        (10,000)

  Sale of common stock
    under Reg D Offering (Note F)    4,000,002      4,000         -          -        396,000        -             -        400,000

  Common stock issued to
     settle notes payable (Note F)       2,442          2         -          -         14,998        -             -         15,000

  Rounding Difference                        4        -           -          -            -          -             -            -


  Net Loss                                   -        -           -          -            -          -        (191,518)    (191,518)

Balances, December 31, 1998         4,207,019       4,207       24,000       24     3,584,933    (20,000)   (3,382,429)     186,735
                                    ========== ==========    ==========   ======  ============  =========  ============   ==========

 Conversion of redeemable
 preferred stock Series A (Note F)      1,300           1      (24,000)     (24)          -          -             -            (23)

  Net Loss                                -           -            -         -            -          -       (193,494)     (193,494)

                                   -----------------------  -----------  ------   ------------ ---------  -------------   ----------
Balances, December 31, 1999         4,208,319    $  4,208          -         -    $ 3,584,933  $(20,000)  $(3,575,923)     $ (6,782)
                                    ==========  =========   ===========  ======   ============ =========  ============    ==========





         See notes to audited financial statements and auditor's report.


                                          STATEMENTS OF CASH FLOWS
                                            Premier Brands, Inc.
                                For the Years Ended December 31, 1999 and 1998

==============================================================================================================


                                                                       1998                 1999
                                                                       ----                 ----
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net Loss                                                    $     (191,518)        $   (193,494)
  Adjustments to reconcile net loss to net cash
  used in operating activities:
          Common stock issued for services (Note F)                    7,600                  -
          Worthless investments write down (Note J)                   23,257                  -
          Uncollectable deposit writeoff                                 875                  -
          Real estate held for investment exchanged
            for services (Note B)                                      8,600                  -
         Investment exchanged for services (Note J)                    1,000                  -
         Forgiveness of payroll taxes payable (Note C)                   -                (12,881)
         Conversion of redeemable Series A
            preferred stock                                              -                    (23)
         Common stock issued to retire debt (Note F)                  15,989                  -
         Retirement of notes payable                                     -                 (5,000)
  Increase (decrease) in current operating liabilities:
         Accounts payable                                                -                 10,000
         Settlements payable (Note C)                                 24,000                  -
         Payroll taxes payable (Note C)                                  -                (74,291)
         Accrued expenses (Note D)                                       -                 15,000
                                                             -----------------        --------------
                  NET CASH USED IN
                  OPERATING ACTIVITIES                              (110,197)            (260,689)

CASH FLOWS FROM FINANCING ACTIVITIES:

  Proceeds from common stock issuances                               466,000                  -
  Decrease (Increase) in  subscriptions receivable                  (175,000)             175,000

                  NET CASH PROVIDED BY
                  FINANCING ACTIVITIES                     $         291,000       $      175,000
                                                             -----------------        --------------

                  NET INCREASE (DECREASE)
                  IN CASH                                  $         180,803       $      (85,689)

         Cash, beginning of period                         $           8,886       $          -
                                                            ------------------        ---------------
189,689

                  CASH, END OF PERIOD                     $          189,689       $      104,000
                                                            ==================        ==============

                 See notes to audited financial statements and auditor's report.

                              Premier Brands, Inc.
                 For the Years Ended December 31, 1999 and 1998


================================================================================


                                              1998                    1999
                                              ----                    ----

Supplemental Disclosures of
Non-Cash Financing Activities:

Common stock issued in payment
  of notes payable (Note F)            $     15,989              $      -
                                          =========                 ========



















         See notes to audited financial statements and auditor's report.

                      NOTES TO AUDITED FINANCIAL STATEMENTS
                              Premier Brands, Inc.
                 For the Years Ended December 31, 1999 and 1998

================================================================================


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity - Premier Brands, Inc. (the "Company") is currently a shell corporation whose purpose is to identify and acquire a favorable business opportunity with long-term growth potential. The Company was incorporated in the State of Utah on August 6, 1984, under the name North America Clothing Company, Inc. Since inception, the Company has had several names: North America Clothing Company (Aug. 1984- Sept. 1992); K. Randolph Corporation (Sept. 1992- Feb.
1995); and Premier Brands, Inc. (Feb. 1995- Present).

The Company had previously operated a sports collectible enterprise which offered various types of baseball, football, and basketball cards as well as the brand name "Front Row." The Company then discontinued operations on or about March 27, 1998. After this time, the Company has had no operations or business plan, except those related to the negotiations with and acquisition of FD Imports, Inc., which are described in Note E. The Company now functions only as a public shell seeking to acquire a business that would contribute to the value of the Company and its shareholders.

Basis of Presentation - The financial statements are presented on the accrual basis of accounting.

Cash and Cash Equivalents - For purposes of the Statements of Cash Flows, the Company considers liquid investments with an original maturity of three months or less to be cash equivalents.

Uninsured Deposits - At various times during the years, the Company maintained bank accounts which exceeded federally-insured limits.

Management's Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition - Revenue is recognized when goods are shipped and earned or when services are performed, provided collection of the resulting receivable is probable. If any material contingencies are present, revenue recognition is delayed until all material contingencies are eliminated. Further, no revenue is recognized unless collection of the applicable consideration is probable.

                      NOTES TO AUDITED FINANCIAL STATEMENTS
                              Premier Brands, Inc.
                 For the Years Ended December 31, 1999 and 1998

================================================================================


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

Net Loss per Common Share - Net loss per common share has been calculated by divided the net loss for each period presented by the weighted average number of common shares for the respective period. Common stock equivalents, such as the Series A preferred stock outstanding, have not been considered in the calculation since their effect would be anti-dilutive.

Income Taxes - Income taxes are provided in accordance with Statement of Financial Accounting Standards No. 109 (SFAS No. 109), "Accounting for Income Taxes." A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting and net operating loss-carryforwards.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax asset will not be realized. Deferred tax assets and liabilities are adjusted for the effect of changes in tax laws and rates on the date of enactment.

Advertising Costs - Advertising costs are expensed as incurred. The Company does not incur any direct-response advertising costs. Advertising expense totaled $6,112 and $-0- for the years ended December 31, 1999 and 1998, respectively.

Comprehensive Income (Loss) - As of January 1, 1998, the Company adopted Financial Accounting Standards Board Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income", which establishes standards for the reporting and display of comprehensive income and its components in the financial statements. There were no material items of comprehensive income
(loss) applicable to the Company during the periods covered in the financial statements.

NOTE B - RELATED PARTY TRANSACTIONS

On May 12, 1998, the Company's Board of Directors approved a resignation of all board members, including the Company's president. This was done in anticipation of the transfer of all outstanding shares of the Company's common stock to new investors of the Company. The Company's president surrendered 733,060 common shares, which had been held in his name, and 180,156 shares held by the Company, to a related party. Along with the surrender of shares, all of the outstanding purchase warrants for common stock of the Company were canceled. The transfer of the shares is in consideration of services performed on behalf of the Company during 1998 to locate investors and to satisfy all liabilities of the Company outstanding at the time of transfer. The effects of this transaction are included in the accompanying `Statements of Operation' for 1998. On this date, new officers and directors were appointed to the Company, including a new

                      NOTES TO AUDITED FINANCIAL STATEMENTS
                              Premier Brands, Inc.
                 For the Years Ended December 31, 1999 and 1998

================================================================================

NOTE B - RELATED PARTY TRANSACTIONS (CONT.)

President.

According to the terms of his resignation agreement, the Company's president received real estate in 1998 that had previously been held by the Company for investment. The real estate, which had a carrying value of $8,600 as of December 31, 1997, was written off during 1998 due to the Company's inability to locate a third party buyer to effect a sale of the property and related exchange above.

NOTE C - SETTLEMENTS PAYABLE

In 1997, the Company was involved in litigation from a previous supplier for the purchase of sports trading cards for which the Company had not made payment. The case was settled on March 9, 1998 with the Company agreeing to make payments totaling $25,000. However, the Company has not made any payments to date relating to the settlement. Therefore, this amount is included `Settlements Payable' in the accompanying Balance Sheet.

The Company was delinquent in their payment of pre-1998 payroll taxes to the Internal Revenue Service. In 1999, the Internal Revenue Service agreed to release the claim against the Company for unpaid payroll taxes in exchange for a payment of $74,291. The payment in full, which occurred in June of 1999, represented a debt forgiveness of $12,881.

On September 15, 1999 the Company entered into a release of claims with an individual who claimed the Company had breached a pre-1999 marketing agreement. The settlement provided for a release of all claims in exchange for a payment of $14,000. The Company has not yet made any payments towards the settlement. The payable is included in `Settlements Payable' in the accompanying Balance Sheet.

The Company was involved in litigation from another vendor of the Company's products at some time before May 5, 1997. The case was settled in 1998 for $12,000 upon the Company's agreement to pay $2,000 per month. As of December 31, 1999, there remained a balance of $10,000. The payable is included in `Settlements Payable' in the accompanying Balance Sheet.

                      NOTES TO AUDITED FINANCIAL STATEMENTS
                              Premier Brands, Inc.
                 For the Years Ended December 31, 1999 and 1998

================================================================================


NOTE D - COMMITMENTS AND CONTINGENCIES

On November 8, 1999 a judgement was awarded to an individual, who claimed that $13,500 was an asset of Sports Heroes, Inc. (a bankrupt estate). The Company has not yet settled the claim, and is currently considering whether or not to set aside the default judgement in order to resolve the claim on its merits. Management has provided for the contingency under SFAS No. 5 with an accrual of the $13,500 plus an estimated $1,500 for related costs. These amounts are included in `Accrued Expenses' in the accompanying Balance Sheet.

NOTE E - MERGER WITH FD IMPORTS, INC.

On September 24, 1998, the Company issued a total of 10,000,000 common shares to the principals of FD Imports, Inc. in order to acquire an 100% ownership interest of FD Imports, Inc., an import and export company whose principle operations consisted of sales of Nestle products to the Ukraine and abroad. The stock was returned to the Company and cancelled on December 2, 1999 pursuant to the Rescission Agreement when the merger was rescinded. The Company incurred substantial expenses totaling $106,672 relating to the proposed merger for the year ended December 31, 1999.

NOTE F - SHAREHOLDERS' EQUITY

During 1998, the Company undertook a private placement offering to sell shares of its common stock. A total of 4,660,002 shares were offered to investors at a price of $.10 per share, generating $466,000 in additional capital.

In August of 1998, the Company enacted a 1 for 60 reverse stock split for its shareholders.

During 1999, all 24,000 shares of the Company's Series A preferred shares were converted into common shares pursuant to their terms provided at issuance. Accordingly, 1,300 post-split shares of the Company's common stock were issued to its preferred shareholders.

In June of 1998, the Company issued 9,980 shares of common stock to a related party for payment of an outstanding debt. In addition, on September 30, 1999 the Company issued 2,442 post-split shares for payment of three $5,000 notes payable.

During 1998, the Company issued 10,000 pre-split common shares and 165,000 post-spilt common shares in return for various services, primarily consulting, valued at various prices by the Company's management based on the quoted closing value of the common shares at the time of issuance. The closing values of the common shares approximated values of the services received.

                      NOTES TO AUDITED FINANCIAL STATEMENTS
                              Premier Brands, Inc.
                 For the Years Ended December 31, 1999 and 1998

================================================================================

NOTE G - RECENT ACCOUNTING PRONOUNCEMENTS

In June of 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," which the Company has not been required to adopt. The Statement, which is effective for fiscal years beginning after June 15, 2000, establishes standards for accounting and reporting for derivative instruments and hedging activities. The Company does not expect that the adoption of Statement of Financial Accounting Standards No.133 will have a material impact on its financial statements because the Company does not currently hold any derivative instruments.

In March, 1998, the American Institute of Certified Public Accountants (AICPA) issued Statement of Position (SOP) No. 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use", which established guidelines for the accounting for the costs of all computer software developed or obtained for internal use. The Company adopted this SOP effective for the year ended December 31, 1998. The adoption of the SOP did not make a material impact on the Company's financial statements.

In April, 1998, the AICPA issued SOP 98-5, "Reporting on the Costs of Start-Up Activities". The SOP is effective for fiscal years beginning after December 15, 1998. The SOP requires costs of start-up activities and organization costs to be expensed as incurred. The Company adopted SOP 98-5 for the year ended December 31, 1999. The adoption of SOP 98-5 did not have a material impact on the Company's financial statements.

The FASB has issued SFAS No. 134, "Accounting for Mortgage-Backed Securities Retained after the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise," an amendment of FASB Statement No. 65, which the Company has not been required to adopt as of December 31, 1999. Statement No. 65, as amended by FASB Statements No. 115, "Accounting for Certain Investments in Debt and Equity Securities", and No. 125, "Accounting for Transfer and Servicing of Financial Assets and Extinguishments of Liabilities", require that after the securitization of a mortgage loan held for sale, an entity engaged in mortgage banking activities classify the resulting mortgage-backed security as a trading security. This statement further amends Statement No. 65 to require that after the securitization of mortgage banking activities classify the resulting mortgage-backed securities or other retained interests based on its ability and intent to sell or hold those investments. This Statement is effective for fiscal years after December 15, 1998 and is not expected to have a material impact on the Company.

                      NOTES TO AUDITED FINANCIAL STATEMENTS
                              Premier Brands, Inc.
                 For the Years Ended December 31, 1999 and 1998

================================================================================

NOTE H - SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental disclosures of cash flow information for the years ended December 31, 1999 and 1998 are summarized as follows:

Cash paid during the years for interest and income taxes:

                                         1999                     1998
                                         ----                     ----
                  Income Taxes    $        -                 $       -
                  Interest        $        -                 $       -

NOTE I - INCOME TAXES

The Company's total deferred tax asset as of December 31, 1999 is as follows:

         Net operating loss carryforwards                      $ 502,650
         Valuation allowance                                    (502,650)
                                                              -----------
                  Net deferred tax asset                      $      -
                                                              ===========

As of December 31, 1999 the Company had federal net operating loss carryforwards which expire as follows:

                     Years Ended
                      December 31,                             Federal
                  ------------------                 --------------------
                           2007                      $          237,000
                           2008                                 143,000
                           2009                                 200,000
                           2010                                  75,000
                           2011                                 704,000
                           2012                               1,607,000
                           2013                                 192,000
                           2014                                 193,000
                                                               ---------
                                                     $        3,351,000
                                                           =============

                      NOTES TO AUDITED FINANCIAL STATEMENTS
                              Premier Brands, Inc.
                 For the Years Ended December 31, 1999 and 1998


================================================================================

NOTE J - INVESTMENTS

The Company acquired 1,020,000 shares of common stock of Homefinders Holdings, Inc. during 1997 for $24,500. During 1998, the Company deemed the investment worthless and returned all of the stock of Homefinders Holdings, Inc. in exchange for miscellaneous consulting services performed by the company's former president. Consulting fees performed by the former president of Homefinders Holdings, Inc. were estimated to be valued at $1,000.

NOTE K - GOING CONCERN

As shown in the accompanying financial statements, the Company has incurred significant losses from operations and other circumstances which has placed substantial doubt as to whether the Company can continue as a going concern. The company ceased normal operation on March 27, 1998 and has not since reported revenues. The ability of the Company to continue as a going concern is dependent on locating a merger candidate and obtaining new capital. Management has enacted a plan of seeking out merger candidates that may add value to the Company and its shareholders.

                                    PART III

ITEM 1.           EXHIBITS

(a) Exhibits. Exhibits required to be attached are listed in the Index to Exhibits beginning on page 33 of this form 10-SB under "Item 2. Description of Exhibits."
































                 [THIS SPACE HAS BEEN LEFT BLANK INTENTIONALLY]

                                   SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, this 7th day of March, 2000.

                                              Premier Brands, Inc.

                                                   /s/ Bruce M. Pritchett
                                              ---------------------------
                                              Name: Bruce M. Pritchett
                                              Title: CEO, President and Director

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature                          Title                         Date

   /s/ Bruce M. Pritchett
----------------------------
Bruce M. Pritchett                 CEO, President and Director   7 March, 2000




   /s/ BonnieJean C. Tippetts
----------------------------
BonnieJean C. Tippetts             Secretary, Treasurer
                                   and Director                  7 March, 2000



   /s/ David Wolfson
-----------------------------
David Wolfson                      Director                      7 March, 2000

ITEM 2.           DESCRIPTION OF EXHIBITS.

INDEX TO EXHIBITS

Exhib.     Page
No.          No.                 Description

Charter and By-laws

3(i)          28           Articles of Incorporation of North American
                           Clothing, Inc.

3(ii)         31           Amendment to Articles, Changing name to K. Randolph
                           International, Inc.

3(iii)        33           Amendment to Articles, Changing name to Premier
                           Brands, Inc.

3(iv)         35           Amendment to Articles, Authorizing 5,000,000
                           Shares of Preferred Stock

3(v)          41           By-laws of K. Randolph International, Inc.


Material Contracts

10(i)          58           Stock Repurchase Agreement, dated August 19, 1998,
                           with Keith Lipscomb

10(ii)         62           Consulting Agreement, dated September 1, 1998,
                           with Hudson Consulting

10(iii)        93           Subscription Agreement, dated September 1, 1998,
                           with Grigory Filatov

10(iv)        104           Subscription Agreement, dated September 1, 1998,
                           with Vasily Zveryansky

10(v)         115           Subscription Agreement, dated September 1, 1998,
                           with Alexander Alexnovich

10(vi)        126           Subscription Agreement, dated September 1, 1998,
                           with Andrey Sereda

10(vii)       137           Subscription Agreement, dated September 1, 1998,
                           with Tatyana Betoeva

10(viii)      148           Subscription Agreement, dated September 1, 1998,
                           with Yury Abramov

10(ix)        159           Release in Full of All Claims, dated September 15,
                           1999, from Tim Flatt



Plans of Acquisition

2(i)         161          Acquisition Agreement, dated September 1, 1998,
                          with F D Import.

2(ii)        173          Rescission Agreement, dated December 2, 1999,
                          with F D Import.        .

27           180          Financial Data Schedule "CE"